Exhibit 99.7
ColorPlus(r) Ian Rogers Operations Manager - ColorPlus 1 October 2009

2 C+ game plan in vinyl markets C+ growth update Market development model in primed markets C+ operating model to deliver world class manufactured costs C+ supply chain ColorPlus Agenda

3 "Establish James Hardie with C+ Technology as the Market Standard for fiber cement" ColorPlus Strategy

4 C+ Penetration in Vinyl Markets Penetrate Vinyl Markets by optimizing the supply chain closing the installed cost to vinyl to an affordable gap Eliminate the site painter through C+ full wrap solution Reduce the complexity and improve the efficiency from Hardie to the builder Increase the revenue per home through C+ full wrap differentiating home fronts Differentiation through shingle, board and batten, panel Trim and soffit Attachment

OTW Cost Progress

James Hardie

- Continued closing the gap to vinyl through more efficient installation practices, creating visibility within installer turn-key, leveraging locally trained and operated sub contractors
- Increasing affordability allows us to "move left" into lower price point segments, increasing the number of target homes



New England
Installation labor from 150 to 110/sq.
Cost Per Sq (100 sqft)
Primed
2007 C+
2008 C+
2009 C+
Current
EndState
Vinyl.042
XLD Trim w/Labor
Labor
Turnkey Markup - Material
Accessories
Vinyl Trim w/Labor
Siding Material
Paint

5

6 C+ mix is shifting towards Board and Batten, Heritage and Panel strengthening our position against stucco and brick through differentiated front architecture Mix Shift to Differentiated Home Fronts % By Sq.Ft April May June July August Total YOY Comparison % of Front Side Architectural Detail (Heritage, Board and Battens) FY09 FY10

7 7 Differentiated Front Side Architecture

8 Continued C+ penetration growth, with volume holding, through the down market ColorPlus Growth

9 Provide a complete, affordable, James Hardie C+ full wrap exterior that delivers on the consumer need for an affordable low maintenance exterior HardieZone(tm) + ColorPlus + Job Pack quantities = The ultimate affordable siding solution C+ Penetration in Primed to Color Markets

10 Primed Paint Install Added value reducing the life cycle cost Install JH C+ Perceived Switching Barriers/Costs Perceived economic value to the builder Incremental value to home owner Deliver a better product at the right price Supply Chain Value Value Position Hurdle - Perception of the Builder

11 Convert target builders with market influence in target market geographies Enabled by: Material efficiency through accurate take off capability controlled by James Hardie and "Pick to Piece" quantities to job site In market inventory, aggregated to one location to drive scale providing reduced lead times Fully aligned supply chain Distribution - Dealer - Builder Installed to James Hardie exacting quality standards by trained installers, using recommended labor pool Leverage the "model home" as a James Hardie store front using SMP programs Meeting the Challenge

12 Clearly defined, communicated and understood C+ product management strategy for each target market Tailored to the specific market dynamics, design preference, recoverable paint costs, geographic climate Fully aligned in market sales team working in partnership with the C+ program managers Take offs Install Channel SKU management Internal Execution

13 Distribution partners carry pre-defined SKU list based on converted builders Pick to piece capability across all Standard SKUs Product mix pricing 48 hour availability to enable R&R customers Gaps Take off accuracy, order consistency Channel currently uses fill ins and returns Builders don't have good visibility on all of their costs by activity Installer preferences product/channel External Execution

14 Examples of Success The Esprit Story - Denver - Primed to C+ conversion Key development positioned against two other target builders All homes gone C+, three new developments Woodside Story - SLC - 22 out of 24 home owners chose C + over stucco C+ available as an option through the "model home" at a premium to stucco Already having influence in the market DR Horton Story - San Antonio, Texas - Large scale builder using competitive fiber cement converted to C+ Success Stories

15 Provide best in class pre-finishing of James Hardie products Industry leading quality Quality management system Technology development Joint Technology Development Agreement Made to order - high service level delivery Hybrid model, core inventory held in the plant Low cost position System designed around 20x20 model in three packaging configurations ColorPlus Manufacturing Strategy

16 Enabled through Technology Coating Customer designed coaters to support James Hardie process Multi-stage coating process High paint transfer efficiency Paint handling Low waste color changes Industry leading color matching capability Production automation Lamination Product stacking and packaging Process control Warehouse management ColorPlus Manufacturing Strategy (continued)

17 Progress in 2009 New coater design from design concept to operating line WMS Quality management system Supply Chain Efficiency Easy to do business with What can I order, How do I order, Where is my material? Multiple supply chain strategies Texas Capacity Operating Model

18 C+ sales volume is holding steady and penetration increasing year over year Continued success closing the on the wall cost in vinyl markets increasing competitive position with increased differentiation on the home fronts Market development model in primed markets is gaining traction with key influential builders now using C+ delivering the value C+ operating model continues to evolve, with new equipment designs, and focus on operating efficiencies delivering increased product complexity at a reduced cost with reduced reliance on Inventory C+ supply chain model development to build increased service to the builder to meet market specific needs Summary